UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Niska Gas Storage Partners LLC

(Name of Issuer)

Common Units, No Par Value

(Title of Class of Securities)

654678 10 1

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Niska Sponsor Holdings Coöperatief U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,488,525

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,488,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 37,988,724 common units outstanding as of December 31, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Niska Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,488,525

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,488,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 37,988,724 common units outstanding as of December 31, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Carlyle/Riverstone Energy Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,488,525

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,488,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)           Based on 37,988,724 common units outstanding as of December 31, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: C/R Energy GP III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,488,525

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,488,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 37,988,724 common units outstanding as of December 31, 2014.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on February 20, 2014, as amended by the Schedule 13D/A filed on December 31, 2014 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”), by the Reporting Persons with respect to the Common Units of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.                                 Purposes of Transaction

This Amendment amends and restates paragraph (b)-(j) of Item 4 of the Original Schedule 13D by replacing paragraph (b)-(j) thereof with the following:

“(b)-(j) The Reporting Persons are exploring options for the sale of all of the Common Units and incentive distribution rights of the Issuer held by Niska Sponsor Holdings and Niska Sponsor Holdings’ 100% limited liability interest in the Manager, including in transactions which may result in mergers or extraordinary corporate transactions involving the Issuer or other actions described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.”

Item 7.                                 Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated February 13, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on February 14, 2012).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 5, 2015

NISKA SPONSOR HOLDINGS COÖPERATIEF U.A.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

NISKA HOLDINGS L.P.
By Carlyle/Riverstone Energy Partners III, L.P., its general partner

By C/R Energy GP III, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.
By C/R Energy GP III, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

C/R ENERGY GP III, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person